Hateley & Hampton

Attorneys & counselors

201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

May 10, 2016

Ms. Amanda Ravitz

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Quarta-Rad, Inc.
Response to Comment letter dated May 3, 2016 and Supplement to My Correspondence Letter filed May 10, 2016 in Response to Amendment No. 5
Amendment No. 6 to Form S-1
Filed: February 11, 2015
File No. 333-196078

Dear Ms. Ravitz:

Enclosed is the Pre-Effective Amendment No. 6 to the above Registration Statement. The changes are to correct a few minor numerical errors in Amendment No. 5 as well as the date of the audit report.

Summary of Financial Information, page 7

1.	The current liabilities and total liabilities were changed to $223,081 from $223,080. Parenthesis were placed around the net loss per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

For the year ended December 31, 2015 compared with the year ended December 31, 2014 Liquidity and Capital Resources

2.	Total liabilities were changed to $223,081 from $223,080.

Certain Relationships and Related Transactions, page 35

3.	In the last line of paragraph 7, the amount owed to Quarta-Rad Russia for 2014 was changed to $166,875 from $165,875.

Changes In And Disagreements with Accountants On Accounting and Financial Disclosure, page 41

Hateley & Hampton

Attorneys & counselors

Ms. Amanda Ravitz

May 10, 2016

4.	In the first paragraph, line 2, a comma was deleted after the word February.

Report of Independent Registered Public Accounting Firm, page F-1

5.	The audit report date was changed to April 14, 2016 from May 9, 2016.

Note 9-Subsequent Events, page F-12

6.	The date in line 1 was changed to April 14, 2016 from May 9, 2016.

We believe the foregoing changes have adequately addressed the SEC’s comments.

If you have any question or require anything further, please feel free to call me at 310-576-4758 or Michael Connette at (424) 777-8800.

Sincerely yours,

HATELEY & HAMPTON,

/s/ Donald P. Hateley
Donald P. Hateley, Esq., CPA

cc:	Victor Shvetsky, Chief Executive Officer
Michael T. Connette, Esq.